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Milan

Ayala Pharmaceuticals, Inc.

Oppenheimer 4

Rehovot 7670104, Israel

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Ayala Pharmaceuticals, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

March 2, 2020

VIA EDGAR and HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. William Mastrianna

Re:	Ayala Pharmaceuticals, Inc. | Anticipated Price Range

Registration Statement on Form S-1

Dear Mr. Mastrianna:

Rule 83 Confidential Treatment Requested by Ayala Pharmaceuticals, Inc.

This letter is furnished supplementally on behalf of Ayala Pharmaceuticals, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that

March 2, 2020

the Company may effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, to the extent necessary, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s most recent grants of stock options are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Shares	Reassessed Fair Value of Shares
March 13, 2019	12,000	$2.58	$2.58	$2.74
March 15, 2019	141,000	$2.58	$2.58	$2.74
June 2, 2019	30,500	$2.58	$2.58	$3.05
September 19, 2019	266,000	$2.58	$2.58	$3.27
December 24, 2019*	18,920	$3.25	$3.27	N/A
February 12, 2020	105,500	$4.46	$4.46	N/A

*	In addition 119,195 shares of restricted stock were granted on December 24, 2019.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 87 and 88 of the Registration Statement.

Through September 19, 2019, the Company utilized the option-pricing method (“OPM”) and a guideline transaction method, which are accepted valuation methods under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM treats a Company’s security classes as call options on total equity value, and allocates the Company’s equity value across its security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method is used when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. The Board of Directors, in consultation with management and an independent third-party valuation firm, determined that the OPM method was the appropriate method for the Company’s valuations given the proximity to the arm’s length Series B convertible preferred stock financings in December

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.

March 2, 2020

2018 and May 2019, as well as the early stage of the Company’s development programs. The December 2018 financing was led by a new third-party investor, in which the Company sold Series B convertible preferred stock at a price of $7.91 per share raising net proceeds of $29.5 million, which price per share was determined in negotiations with such new investor. After estimating the Company’s total equity value based on the sale price of the Company’s Series B convertible preferred stock, that value was allocated to the various classes of the Company’s equity using the OPM.

Beginning in November 2019, for options granted after September 30, 2019, the Company utilized a hybrid of the probability-weighted expected return method (“PWERM”) and OPM for determining the fair value of its common stock. Estimates regarding potential future liquidity outcomes were considered reasonable in anticipation of an organizational meeting for the Company’s initial public offering (the “IPO”) that was to be held on December 3, 2019, as well as consideration of the Company’s continued progress in its AL101 development program, for which the Company commenced a Phase 2 clinical trial in Adenoid Cystic Carcinoma (ACC). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering the most likely possible outcomes available to the Company, as well as the economic and control rights of each share class. The Company considered two future event scenarios in the PWERM model: an IPO and an alternative exit (an immediate remain private scenario with an ultimate exit, i.e., future sale). The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The Company used the OPM to allocate value in the alternative exit scenario and a PWERM and OPM in the IPO scenario.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the facts and circumstances applicable at the respective dates of grant including independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Grant Date Fair Value Determinations

March 2019, June 2019 and September 2019 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $2.58 per share as of March 13, 2019, March 15, 2019, June 2, 2019 and September 19, 2019, after considering, among other factors, a valuation report from an independent third-party valuation firm as of December 31, 2018. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business between December 31, 2018 and September 19, 2019.

As discussed above, the December 31, 2018 valuation used the OPM method, given the Company’s capital resources following the Series A financing and cash burn forecast, as well as

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.

March 2, 2020

the current stage of the Company’s development programs (after a review of industry clinical development success rates). Under the OPM method, the Company estimated the average time to a potential liquidation event was two years based on management’s best estimates. After applying a 28% discount for lack of marketability (“DLOM”) based on the Finnerty Put Option Analysis, the resulting fair value of common stock was $2.58 per share on a non-marketable basis.

The Company engaged a different independent third-party valuation firm in October 2019 to assist the Board of Directors to retrospectively estimate the fair value of the Company’s common stock as of December 31, 2018 and May 30, 2019. Under the OPM method, the Company’s Board of Directors, with input from management and the third-party valuation firm, estimated the fair value of its common stock to be $2.74 per share and $3.05 per share as of December 31, 2018 and May 30, 2019, respectively. As part of the estimate of fair value, a DLOM of 28% was applied based on a Finnerty Put Option Analysis. Share based compensation was recorded using the retrospective valuations.

December 2019 Option Grant.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $3.27 per share as of December 24, 2019, after considering, among other factors, a valuation report from an independent third-party valuation firm as of September 30, 2019. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since September 30, 2019, and that the then contemplated organizational meeting that was held on December 3, 2019 had been considered as of September 30, 2019. The fair value of the shares granted on December 24, 2019 was originally estimated at $3.25 and subsequently revised to $3.27 shortly following such grants.

In the September 30, 2019 valuation, the relative weighting used was 95% for the OPM method (the “Alternative Exit Scenario”) and 5% for the asset sale (the “IPO Scenario”). The weighting to the Alternative Exit Scenario considered that the Company raised an additional $29.6 million in its Series B convertible preferred stock financing and such funds providing additional cash to continue advancing the Company’s clinical development programs, as well as progress that had been made in such programs. In the Alternative Exit Scenario the estimated time to a non-IPO liquidation event was 2.5 years based on management’s best estimate. In the IPO Scenario, the estimated time to IPO was 1.75 years based on management’s best estimate. The per share marketable value of the common stock was estimated in the Alternative Exit Scenario and the IPO Scenario, and then probability weighted based on the relative weights of 95% and 5%. After applying a 25% DLOM (based on the Finnerty Put Option Analysis), to the per share probability weighted marketable value, the resulting fair value of common stock was $3.27 per share on a non-marketable basis.

February 2020 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $4.46 per share as of February 12, 2020, after considering, among other factors, a valuation report from an independent third-party valuation firm as of January 31, 2020. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business between January 31, 2020 and February 12, 2020.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.

March 2, 2020

As discussed above, the January 31, 2020 estimated value was based upon the hybrid method to establish the following scenarios and relative weightings and values; estimates regarding potential future liquidity outcomes were considered reasonable given the Company’s organizational meeting for an IPO and progress towards the completion of an IPO or an alternative exit.

	Common	Probability Weighting	Contribution
Alternative Exit Scenario	$4.27	75%	$3.21
IPO Scenario	$10.95	25%	$2.74

Marketable Value per Share			$5.94

DLOM*			25%

Fair Value per Share			$4.46

*	The DLOM was based on the Finnerty Put Option Analysis.

In determining the estimated equity value for the Alternative Exit Scenario, the Company applied the OPM back-solve method to the Company’s Series B convertible preferred stock financing completed in May 2019, and then trended the equity value to January 2020 based on a guideline company analysis. The trended equity value was then allocated across the Company’s capital structure as of January 31, 2020 through the use of the OPM. In the OPM for the Alternative Exit Scenario, the estimated time to exit was 2.16 years (excluding the IPO scenario), based on management’s best estimates.

The Company’s future aggregate equity value under the IPO Scenario was estimated using a PWERM. Estimated transaction costs (i.e., IPO costs) were subtracted from the future aggregate equity values under each potential outcome and weighted based on the expected probability of each outcome, resulting in a probability weighted adjusted future aggregate equity value under the IPO Scenario. Next, the probability weighted adjusted future aggregate equity value was discounted to January 31, 2020 using the Company’s estimated cost of equity and then allocated among the Company’s equity capital structure through the use of an OPM on an as-converted basis to arrive at the marketable value of the common stock under the IPO Scenario as of January 31, 2020. The estimated time to IPO was 1.42 years in the IPO Scenario, based on management’s best estimate.

The probability weighted marketable value of the common stock was estimated based on the respective probabilities of the Alternative Exit Scenario and IPO Scenario based on the facts and circumstances as of the valuation date (75% and 25%, respectively). Finally, a DLOM was estimated to be 25% (based on a Finnerty Put Option Analysis) and subtracted from the probability weighted marketable value of the common stock, resulting in the fair value of the common stock.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.

March 2, 2020

COMPARISON OF JANUARY 31, 2020 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company may effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriters. The Company’s most recent grants of stock options were an aggregate of 105,500 shares made on February 12, 2020, with an exercise price of $4.46 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analyses that differ from the valuation methodology used by the Company. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	feedback received from potential investors in late January through the end of February 2020 from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a clinical stage pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM and OPM hybrid valuation methods used by the Company to determine the Estimated Fair Value reflect the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of: (i) the expected business equity value in the Alternative Exit Scenario (i.e., stay private scenario) that was significantly lower than in the IPO Scenario; (ii) the discounting to present value from a perspective exit event; and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range assumes only a single potential liquidity event, a successful IPO, which was not assured as of any valuation date (nor now), and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced due to the expected

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.

March 2, 2020

business equity value from other potential outcomes nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range.

As discussed above, as of January 31, 2020, the Board of Directors estimated a fair value of the Company’s common stock to be $10.95 under a successful IPO Scenario prior to applying a DLOM, which Estimated Fair Value is within the Preliminary Price Range.

In conclusion, the Company respectfully submits that the difference between the estimated fair value as of January 31, 2020 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Roni Mamluk, Chief Executive Officer, Ayala Pharmaceuticals, Inc., Oppenheimer 4, Rehovot 7670104, Israel, telephone +972-8-373-1541, before it permits any disclosure of the bracketed and highlighted information contained in this Letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1761. Thank you for your assistance.

Sincerely,

/s/ Keith L. Halverstam

Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	Roni Mamluk, Ph.D., Chief Executive Officer, Ayala Pharmaceuticals, Inc.

Yossi Maimon, Chief Financial Officer, Ayala Pharmaceuticals, Inc.

Haim Gueta, Meitar Liquornik Geva Leshem Tal

Peter N. Handrinos, Latham & Watkins LLP

Yasin Keshvargar, Davis Polk & Wardell LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AYALA

PHARMACEUTICALS, INC.